SUPPL

ADITYA BIRLA GROUP

Ref:AM:PVK:1030:2009 *Date:- 12th January, 2009*

[redacted]

09045140

2009 JAN 21 A 2:34

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
TEL No. 001 202 551-6551
Fax No. 001 202 5513 450

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

This is to notify you that under Clause 41 of the Listing Agreement that a Meeting of the Board of Directors of the Company will be held on ***Friday****, the* ***30th January, 2009****, to consider amongst other items of Agenda the Unaudited Financial Results (Provisional) of the Company, for the Third Quarter and Nine Months ended on 31st December, 2008.*

Thanking you,

Yours faithfully,
For ***Hindalco Industries Limited,***

ANIL MALIK
Vice-President &
Company Secretary

PROCESSED
JAN 22 2009
THOMSON REUTERS

1/21

HINDALCO INDUSTRIES LIMITED
Regd. & M.H. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516

AM:SJV:STEX:09

ADITYA BIRLA GROUP

January 12, 2009

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub : Clause 35 of the Listing Agreement

Please find enclosed herewith shareholding pattern of the Company under Clause 35 of the Listing Agreement for the quarter ended **31st December, 2008.**

Please find the above in order and acknowledge.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
VICE PRESIDENT & COMPANY SECRETARY

Encl : as above

Statement Showing Shareholding Pattern

	Name of the Company :	Hindalco Industries Limited				
	Scrip Code :	500440	BSE	AS ON	31/12/2008	
		HINDALCO	NSE			
Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group[2]**					
1	**Indian**					
(a)	Individuals/ Hindu Undivided Family	6	2398696	2398696	0.16	0.14
(b)	Central Government/ State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	14	594422362	594422362	39.19	34.96
(d)	Financial Institutions/ Banks	0	0	0	0.00	0.00
(e)	Any Others (Specify) - Trust	1	16316130	16316130	1.08	0.96
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	**21**	**613137188**	**613137188**	**40.42**	**36.06**
2	**Foreign**					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)	0	0	0	0.00	0.00
b	Bodies Corporate	0	0	0	0.00	0.00
c	Institutions	0	0	0	0.00	0.00
d	Any Others(Specify)	0	0	0	0.00	0.00
	Sub Total(A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	**21**	**613137188**	**613137188**	**40.42**	**36.06**
(B)	**Public shareholding**					
1	**Institutions**					
(a)	Mutual Funds/ UTI	329	55028171	54988091	3.63	3.24
(b)	Financial Institutions / Banks	102	53544482	53462832	3.53	3.15
(c)	Central Government/ State Government(s)	1	287480	0	0.02	0.02
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	9	132484184	132477964	8.73	7.79
(f)	Foreign Institutional Investors	237	176181539	176153159	11.61	10.36
(g)	Foreign Venture Capital Investors	0	0		0.00	0.00
(h)	Any Other (specify)				0.00	0.00
(h-i)					0.00	0.00
(h-ii)					0.00	0.00
	Sub-Total (B)(1)	**678**	**417525856**	**417082046**	**27.52**	**24.56**
B 2	**Non-institutions**					
(a)	Bodies Corporate	4693	234617821	233744456	15.47	13.80
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	403446	173305150	151742821	11.42	10.19
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	64	33639188	32512467	2.22	1.98
(c)	Non-Residents Individuals	7349	9075844	5705730	0.60	0.53
(c-i)	Foreign Bodies Corporate	12	32724530	168820	2.16	1.92
(c-ii)	Foreign Nationals		0		0.00	0.00
	Any Other (specify)					
a	shares in Transit	890	2896501	2896501	0.19	0.17
b	Educational Trusts				0.00	0.00
	Sub-Total (B)(2)	**416454**	**486259034**	**426770795**	**32.06**	**28.60**
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	**417132**	**903784890**	**843852841**	**59.58**	**53.16**
	TOTAL (A)+(B)	**417153**	**1516922078**	**1456990029**	**100.00**	**89.22**
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	183348729	183320899		10.78
	GRAND TOTAL (A)+(B)+(C)	**417154**	**1700270807**	**1640310928**		**100.00**

HINDALCO INDUSTRIES LIMITED
MUMBAI

(I) (b) **Statement showing shareholding of persons belonging to the category**
Promoters and Promoters Group

NAME OF THE PROMOTERS	No. of Shares	(%)	
IGH HOLDINGS PRIVATE LIMITED	228,303,487	13.43	
TURQUOISE INVESTMENT AND FINANCE P LIMITED	99,012,468	5.82	
TRAPTI TRADING & INVESTMENTS PVT LTD	93,063,124	5.47	
GRASIM INDUSTRIES LTD	54,542,475	3.21	88307573
PILANI INVESTMENT & IND. CORP. LTD.	29,185,398	1.72	37846102
BIRLA INSTITUTE OF TECHNOLOGY AND SCIENCE	21,583,090	1.27	80382767
ADITYA BIRLA NUVO LIMITED	33,506,337	1.97	700000
UMANG COMM. CO.LTD	26,442,761	1.56	
TRUSTEE HOLDING SHARES UNDER THE SCHEME OF MERGER OF HIL/IGCL/IGFL ON BEHALF OF HINDALCO	16,316,130	0.96	
BIRLA GROUP HOLDINGS PRIVATE LIMITED	6,731,467	0.40	
MANAV INVESTMENT & TRADING CO. LTD.	672,571	0.04	
KUMAR MANGALAM BIRLA	865,740	0.05	
HERITAGE HOUSING FINANCE LIMITED	634,591	0.04	
TGS INVESTMENT AND TRADE PRIVATE LIMITED	585,249	0.03	
ADITYA VIKRAM KUMAR MANGALAM BIRLA HUF	648,632	0.04	
RAJASHREE BIRLA	612,470	0.04	
MANGALAM SERVICES LIMITED	153,008	0.01	
VASAVADATTA BAJAJ	121,319	0.01	
NEERJA BIRLA	114,640	0.01	
KUMAR MANGALAM BIRLA F & N G OF ANANYASHREE BIRLA	35,895	0.00	
GLOBAL HOLDINGS PRIVATE LIMITED	6,336	0.00	
TOTAL	**613,137,188**	**36.06**	

HINDALCO INDUSTRIES LIMITED MUMBAI

(I) (C) Statement showing shareholding of persons belonging to the category
" Public and holding more than 1% of the total numbers of shares

SN	Name of shareholders	No of shares	shares as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	MORGAN GUARANTY TRUST COMPANY OF NEW YORK, AS	183320899	10.78
2	LIFE INSURANCE CORPORATION OF INDIA	91746470	5.40
3	FRANKLIN TEMPLETON INVESTMENT FUNDS	39116689	2.30
4	STATE BANK OF INDIA	37869202	2.23
5	LIC OF INDIA MONEY PLUS	29958547	1.76
6	LIC OF INDIA - MARKET PLUS	27840172	1.64
7	THE ROYAL BANK OF SCOTLAND PLC AS DEPOSITARYO	26052178	1.53
8	BAJAJ ALLIANZ LIFE INSURANCE COMPANY LTD.	22982842	1.35
9	RELIANCE CAPITAL LIMITED	17987462	1.06
	TOTAL	458886999	[illegible]


HINDALCO INDUSTRIES LIMITED
MUMBAI

(I)(d) Statement showing details of locked in shares

SN	Name of shareholders	Category of Shareholders (Promoters / Public)	No of locked in shares	shares as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	IGH HOLDINGS PRIVATE LIMITED	Promoter	67500000	3.97
Total			67500000	3.97

Note:

Sr. No. 1 holding of promoter group company is locked-in upto 10/04/2010

HINDALCO INDUSTRIES LIMITED
MUMBAI

(II)(b) Statement showing holding of Depository Receipts (DRs) where underlying
Shares are in excess of 1% of total number of shares

SN	Name of DR holders	Type of outstanding DR (ADR,GDR,SDR,etc)	No of shares underlying outstanding DRs	shares underlying outstanding DR as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	Morgan Guarantee Trust Company of New York, as Depository	183320899	183320899	10.78
	Total	183320899	183320899	10.78

HINDALCO INDUSTRIES LIMITED MUMBAI

SN	Notes
1	Depository Receipts (as per "C" above) includes 1,000 GDRs held by M/s Surya Kiran Investments PTE Limited, a promoter Group Company, as per disclosure received from them.

HINDALCO INDUSTRIES LIMITED MUMBAI

(II)(a) Statement showing details of Depository Receipts (DRs)

SN	Type of outstanding DR (ADR,GDR,SDR,etc)	No of outstanding DRs	No of shares underlying outstanding DRs	shares underlying outstanding DR as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	GDR	183320899	183320899	10.78
	Total	183320899	183320899	10.78

HINDALCO INDUSTRIES LIMITED MUMBAI

END